Exhibit 99.1

Bitdeer Pre-Announces Financial and Operating Results for the Fourth Quarter of 2023

March 4, 2024

SINGAPORE, March 04, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high- performance computing, today announced selected estimated unaudited preliminary financial and operating results for the fourth quarter ended December 31, 2023.

Unaudited and Preliminary Q4 2023 Financial Highlights

•	Total revenue of approximately US$114.8 million, compared to US$77.1 million in Q4 2022.

o	Self-mining revenue of approximately US$46.9 million, compared to US$10.6 million in Q4 2022.

o	Cloud hash rate revenue of approximately US$16.3 million, compared to US$19.8 million in Q4 2022.

o	General hosting revenue of approximately US$25.2 million, compared to US$19.5 million in Q4 2022.

o	Membership hosting revenue of approximately US$23.4 million, compared to US$21.4 million in Q4 2022.

•	Adjusted EBITDA (reconciled below)[1] in the range of US$32.1 million to US$38.1 million, compared to US$16.3 million in Q4 2022.

•	Cash and cash equivalents of approximately US$144.7 million as of December 31, 2023, compared to US$231.4 million as of December 31, 2022.

Linghui Kong, Chief Business Officer of Bitdeer, commented, “In line with our commitment to providing investors with more timely access to Bitdeer’s performance in the fourth quarter of 2023, we are proactively sharing selected preliminary financial and operational results prior to our audited year end 2023 financial reports, which we currently expect to release towards the end of March 2024.”

Preliminary Q4 2023 Operational Highlights

•
Total shares outstanding of 111,966,634 ordinary shares as of December 31, 2023 (excluding 606,756 class A ordinary shares that have been repurchased but not cancelled and 5,436,049 class A ordinary shares reserved for future issuances upon the exercise of awards granted under our share incentive plans), including 63,566,712 class A ordinary shares and 48,399,922 class V ordinary shares.

•	Total Bitcoin mined (self-mining only) of approximately 1,299.

•	Total power usage of approximately 1,336,000 MWH across the Company’s six mining datacenters in the fourth quarter of 2023.

•	Average cost of electricity of approximately US$44/MWH in the fourth quarter of 2023.

•	Average miner efficiency of approximately 31.7 J/TH as of December 31, 2023.

1 Adjusted EBITDA is a non-IFRS financial measure and is used by the Company as a supplemental measure to review and assess the Company’s operating performance and is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share-based payment expenses under IFRS 2.

Unaudited and Preliminary Financial Results
	Three Months Ended December 31, 2023
	(US$’000)
Business lines	Self- mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	46,864	16,267	25,193	23,431
Cost of revenue
Including:
- Electricity cost in operating mining machines	(20,332)	(4,332)	(16,079)	(17,202)
- Depreciation and share-based payment expenses	(9,681)	(3,800)	(2,589)	(2,409)
- Others cash costs	(2,972)	(1,031)	(1,597)	(1,608)
Total cost of revenue	(32,985)	(9,163)	(20,265)	(21,219)
Gross profit	13,879	7,104	4,928	2,212

	Three Months Ended December 31, 2022
	(US$’000)
Business lines	Self- mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	10,557	19,812	19,512	21,352
Cost of revenue
Including:
- Electricity cost in operating mining machines	(6,144)	(2,820)	(12,750)	(15,999)
- Depreciation and share-based payment expenses	(6,373)	(5,762)	(3,372)	(2,899)
- Others cash costs	(976)	(1,849)	(1,731)	(2,482)
Total cost of revenue	(13,493)	(10,431)	(17,853)	(21,380)
Gross profit / (loss)	(2,936)	9,381	1,659	(28)

The preliminary financial information presented in this press release has not been audited and is subject to potential adjustments that may be identified during the Company’s year-end audit. The Company will not refer back to the above unaudited preliminary numbers in its future periodic reports filed under the Exchange Act. The Company expects to release its complete full-year 2023 financial results during March 2024.

Preliminary Financial and Operating Results

The preliminary financial and operating results set forth above for the three months ended December 31, 2023, reflect preliminary estimates with respect to such results based solely on currently available information, which is subject to change. Readers are cautioned not to place undue reliance on such preliminary results which are unaudited and constitute forward-looking statements. Bitdeer has not completed its standard closing process, including the completion of all of its controls procedures, which could identify adjustments causing the actual results to be different from the expectations presented in this release. These estimates should not be viewed as a substitute for Bitdeer’s full quarterly financial statements for the three months ended December 31, 2023, which will be prepared in accordance with International Financial Reporting Standards (IFRS).

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit http s://ir.bitdeer.com/.
Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, including the Company’s unaudited preliminary financial information for the fourth quarter ended December 31, 2023, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward- looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. There can be no assurance that the estimated preliminary financial data or the expected commercial operations profitability in 2023 will be realized, and you are cautioned not to place undue reliance on the preliminary financial information, which reflects management’s current expectations and anticipated results of operations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, or industry results to differ materially from those expressed or implied by such forward- looking statements. The preliminary financial data described in this press release will be adjusted based on the Company’s completion of year-end financial close processes. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Use of Non-IFRS Financial Measures

In evaluating the Company’s business, the Company considers and uses non-IFRS measures, Adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess its operating performance. The Company defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2. The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with IFRS.

The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of expected loss for the relevant period to expected Adjusted EBITDA (unaudited and preliminary), for the three months ended December 31, 2023 and 2022. The reconciliation of the fourth quarter ended December 31, 2023 expected results is to the midpoint of the range.
	Three Months Ended December 31,
	2023	2022
	US$	US$
	(in thousands)
Adjusted EBITDA
Loss for the periods	(5,031)	(13,035)
Add：
Depreciation and amortization	19,654	18,680
Income tax (benefit) / expenses	9,950	(7,093)
Interest income, net	(753)	(425)
Share-based payment expenses	11,322	18,198
Total of Adjusted EBITDA	35,142	16,325

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056

Source: Bitdeer Technologies Group